PROSPECTUS

                                  $877,000,000
                            Franklin Resources, Inc.
                     Liquid Yield Option(TM) Notes due 2031
                             (Zero Coupon - Senior)
                                       and
                             Shares of Common Stock
                            Issuable Upon Conversion
                                  of the LYONs

                             ----------------------

         We issued the LYONs in a private placement in May 2001 at an issue price of $571.28 per LYON (57.128% of the principal amount at maturity). Selling securityholders will use this prospectus to resell their LYONs and the common stock issuable upon conversion of their LYONs.

         We will not pay interest on the LYONs prior to maturity unless we elect to pay cash interest in lieu of accruing original issue discount on the LYONs following the occurrence of certain changes in tax law. Instead, on May 11, 2031, the maturity date of the LYONs, a holder will receive $1,000 per LYON. The issue price of each LYON represents a yield to maturity of 1.875% per year, calculated from May 11, 2001. The LYONs rank equally in right of payment to all of our existing and future unsecured and unsubordinated indebtedness.


         Prior to maturity holders may convert their LYONs into 9.3604 shares of our common stock per LYON, subject to adjustment, only if (1) during any calendar quarter commencing after June 30, 2001, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than a specified percentage, initially 120% and declining 0.084% each quarter thereafter, of the accreted conversion price per share of our common stock on the last trading day of the preceding calendar quarter, (2) the assigned credit rating by Moody's or Standard and Poor's of the LYONs is at or below Baa2 or BBB, respectively, (3) the LYONs are called for redemption, or (4) specified corporate transactions described in this prospectus have occurred. Our common stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol "BEN" and on the London Stock Exchange under the symbol "FKR". The last reported sale price on the NYSE for our common stock was $32.10 per share on October 31, 2001.


         We will pay contingent interest to the holders of LYONs during any six-month period commencing after May 11, 2006 if the average market price of a LYON for a five trading day measurement period preceding such six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for such LYON. The contingent interest payable per LYON in respect of any quarterly period will equal the greater of (a) regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the then applicable conversion rate or (b) $0.065 multiplied by the then applicable conversion rate. For United States federal income tax purposes, the LYONs will constitute contingent payment debt instruments. You should read the discussion of selected United States federal income tax consequences relevant to the LYONs beginning on page 34.

         Holders may require us to purchase all or a portion of their LYONs on May 11, 2003, at a price of $593.01 per LYON, on May 11, 2004, at a price of $604.18 per LYON, on May 11, 2006, at a price of $627.15 per LYON and every five years thereafter until May 11, 2026, at specified prices. We may choose to pay the purchase price of such LYONs in cash or common stock or a combination of cash and common stock. In addition, if a change in control of Franklin Resources occurs on or before May 11, 2006, holders may require us to repurchase all or a portion of their LYONs for cash.

         We may redeem all or a portion of the LYONs for cash at any time on or after May 11, 2006 at the prices set forth under "Description of LYONs - Redemption of LYONs at the Option of Franklin Resources."

                             ----------------------

         Investing in LYONs involves risks that are described in the "Risk Factors" section beginning on page 9 of this prospectus.

                             ----------------------

         We will not receive any of the proceeds from the sale of the LYONs or the common stock by any of the selling securityholders. The LYONs and the common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the common stock may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See "Plan of Distribution." The selling securityholders may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended. Any profits realized by the selling securityholders may be deemed to be underwriting commissions. If the selling securityholders use any broker-dealers, any commissions paid to broker-dealers and, if broker-dealers purchase any LYONs or common stock as principals, any profits received by such broker-dealers on the resale of the LYONs or common stock, may be deemed to be underwriting discounts or commissions under the Securities Act.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                The date of this prospectus is November 6, 2001.


(TM)Trademark of Merrill Lynch & Co., Inc.

                                                TABLE OF CONTENTS

Where You Can Find More Information..................1      Price Range of Common Stock and Dividends............13
Incorporation of Certain Documents                          Description of LYONs.................................15
     by Reference....................................1      Description of Capital Stock.........................31
Forward Looking Statements...........................3      Certain United States Federal
Summary..............................................4           Income Tax Considerations.......................33
Risk Factors.........................................9      Selling Securityholders..............................37
Use of Proceeds......................................13     Plan of Distribution.................................40
Ratio of Earnings to Fixed Charges...................13     Legal Matters........................................42
                                                            Independent Accountants..............................42


         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any documents incorporated by reference is accurate only as of the date on the front cover of the applicable document or as specifically indicated in the document. Our business, financial condition, results of operations and business prospects may have changed since that date.

         Liquid Yield Option is a registered trademark of Merrill Lynch & Co., Inc.

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission utilizing a "shelf registration" process. You should read this prospectus and any supplement together with additional information described under "Where You Can find More Information" and the information we incorporate by reference in this prospectus described under the heading "Incorporation of Certain Documents by Reference."

                       Where You Can Find More Information

         We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the Commission, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on its public reference room. The Commission also maintains a web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). You can inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

         We have filed with the Commission a registration statement and related exhibits on Form S-3 under the Securities Act of 1933, as amended. This prospectus, which constitutes a part of the registration statement, does not include all the information contained in the registration statement and its exhibits. For further information with respect to us and our common stock, you should consult the registration statement and its exhibits. Statements contained in this prospectus concerning the provisions of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to that exhibit for a more complete description of the matter involved, and each statement is deemed qualified in its entirety to that reference. The registration statement, including exhibits filed as a part of the registration statement or any amendment to the registration statement, are available for inspection and copying at the Commission's public reference facilities listed above.

                 Incorporation of Certain Documents by Reference

         We are incorporating by reference in this prospectus the information we file with the Securities and Exchange Commission. This means that we are disclosing important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede the information contained in this prospectus. We incorporate by reference the following documents we filed with the Commission pursuant to
Section 13 of the Securities Exchange Act of 1934, as amended:

         o Annual Report on Form 10-K for the year ended September 30, 2000;

         o        Quarterly Report on Form 10-Q for the quarter ended December
                  31, 2000;

         o Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;


         o Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;


         o Current Report on Form 8-K filed with the Commission on October 25, 2000;

         o Current Report on Form 8-K/A filed with the Commission on October 26, 2000;

         o Current Report on Form 8-K filed with the Commission on January 22, 2001;

         o Current Report on Form 8-K filed with the Commission on January 25, 2001;

         o        Current Report on Form 8-K filed with the Commission on March
                  15, 2001;

         o        Current Report on Form 8-K filed with the Commission on March
                  27, 2001;

         o        Current Report on Form 8-K filed with the Commission on April
                  10, 2001;

         o        Current Report on Form 8-K filed with the Commission on April
                  26, 2001;

         o        Current Report on Form 8-K filed with the Commission on May 7,
                  2001;

         o        Current Report on Form 8-K filed with the Commission on May 8,
                  2001;

         o        Current Report on Form 8-K filed with the Commission on May
                  14, 2001;

         o Current Report on Form 8-K/A filed with the Commission on June 19, 2001;


         o        Current Report on Form 8-K filed with the Commission on July
                  27, 2001;

         o Current Report on Form 8-K filed with the Commission on October 25, 2001;


         o description of our common stock contained in our registration statement on Form 8-A (File No. 1-9318) as filed with the Commission on November 6, 1986, including any amendment or report filed for the purpose of updating that description; and

         o        all documents filed by us with the Commission pursuant to
                  Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus to the end of the offering of the LYONs under this document (other than current reports furnished under item 9 of Form 8-K) shall also be deemed to be incorporated by reference and will automatically update information in this prospectus.


You may request a copy of these filings at no cost by writing to our Corporate Secretary at Franklin Resources, Inc., One Franklin Parkway, San Mateo, California 94403, or telephoning us at (650) 312-2000.

                           FORWARD-LOOKING STATEMENTS

         This prospectus and the documents that we incorporate by reference contain certain statements that are, or may be considered to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. We generally indicate these statements by words or phrases such as "anticipate," "estimate," "plan," "expect," "believe," "intend," "foresee" and similar words or phrases. These statements discuss, among other things, expected growth, domestic and international development and expansion strategy, and future performance. All of these forward-looking statements are subject to risks, uncertainties and assumptions, which we describe under the caption "Risk Factors" or in the documents we incorporate by reference. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this prospectus, the applicable prospectus supplement or the relevant incorporated document are made only as of the date of this prospectus, the applicable prospectus supplement or the relevant incorporated document, as the case may be, and, except as required by law, we undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.

--------------------------------------------------------------------------------

                                     Summary

         The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference into this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision. Whenever we refer to the "Franklin Resources" or to "us," or use the terms "we" or "our" in this prospectus, we are referring to Franklin Resources, Inc., a Delaware corporation, and its consolidated subsidiaries. However, for purposes of the sections entitled "Description of LYONs" and "Description of Capital Stock," whenever we refer to "Franklin Resources" or to "us," or use the terms "we" or "our," we are referring only to Franklin Resources, Inc. and not to any of its subsidiaries.

                            FRANKLIN RESOURCES, INC.

         We are a global diversified financial services holding company that manages mutual funds and other investment vehicles for individuals, institutions, pension plans, trusts, partnerships and other clients in approximately 135 countries. We offer a wide range of sponsored investment products under the Franklin, Templeton and Mutual Series brand names, serviced and supported by employees in more than 25 countries. We provide a range of investment advisory and related services on a global basis to our investment funds, designed to meet the wide variety of our clients' investment needs. To complement our core business, we also offer a range of consumer lending and selected retail banking services.

         On April 10, 2001, we completed our acquisition of Fiduciary Trust Company International. The combined entity had $269.0 billion in assets under management worldwide as of April 30, 2001.

         We were organized in Delaware in November 1969. Our executive offices are located at One Franklin Parkway, San Mateo, California 94403 and our telephone number is (650) 312-2000.














--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------

                                  The Offering
LYONs......................................   $877,000,000 aggregate principal amount at maturity of LYONs due May
                                              11, 2031. We will not pay interest on the LYONs prior to maturity unless semiannual interest or contingent interest becomes payable as described below. Each LYON was issued at a price of $571.28 per LYON and a principal amount at maturity of $1,000.

Maturity of LYONs..........................   May 11, 2031.

Yield to Maturity of LYONs.................   The issue price of each LYON represents a yield to maturity of
                                              1.875% per year, computed on a semiannual bond equivalent basis, calculated from May 11, 2001, excluding any contingent interest.

Conversion Rights..........................   For each LYON surrendered for conversion, a holder will receive
                                              9.3604 shares of our common stock. The conversion rate will be adjusted for certain reasons specified in the indenture, but will not be adjusted for accrued original issue discount. Upon
                                              conversion, a holder will not receive any cash payment representing accrued original issue discount or, except under limited
                                              circumstances, contingent or semiannual interest. Instead, such amounts will be deemed paid by the shares of common stock received by the holder on conversion.

                                              Holders may surrender LYONs for conversion into shares of common stock in any calendar quarter commencing after June 30, 2001, if, as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than a specified percentage, beginning at 120% and declining 0.084% per quarter thereafter, of the accreted conversion price per share of common stock on the last trading day of such preceding calendar quarter. The accreted conversion price per share as of any day will equal the issue price of a LYON plus the accrued original issue discount to that day, divided by the number of shares of common stock issuable upon a conversion of a LYON on that day.

                                              Holders may also surrender a LYON for conversion at any time when the credit rating assigned to the LYONs by either Moody's or
                                              Standard & Poor's is Baa2 or BBB, respectively, or lower.

                                              LYONs or portions of LYONs in integral multiples of $1,000 principal amount at maturity that have been called for redemption may be surrendered for conversion until the close of business on the second business day prior to the redemption date. In addition, if we make a significant distribution to our stockholders or if we are a party to certain consolidations, mergers or binding share exchanges, LYONs may be surrendered for conversion as provided in "Description of
                                              LYONs--Conversion Rights." The ability to surrender LYONs for conversion for any reason will expire at the close of business on
                                              May 10, 2031. See "Description of LYONs--Conversion Rights."

Ranking....................................   The LYONs are unsecured and unsubordinated obligations and rank equal in right of payment to all our existing and future unsecured and unsubordinated indebtedness.  However, the LYONs are effectively

------------------------------------------------------------------------------------------------------------------

                                                        5

------------------------------------------------------------------------------------------------------------------


                                              subordinated to all existing and future obligations of our subsidiaries.  As of June 30, 2001, we had approximately $55.3 million of senior indebtedness outstanding, all of which rank equally with the LYONs, and our subsidiaries had approximately
                                              $1,257 million of liabilities, including trade payables, outstanding in the aggregate.


Original Issue Discount....................   We offered the LYONs at an issue price significantly below the principal amount at maturity of the LYONs.  This original issue discount began to accrue on May 11, 2001 at a daily at a rate of
                                              1.875% per year, calculated on a semiannual bond equivalent basis, using a 360-day year comprised of twelve 30-day months.  The accrual of imputed interest income on the LYONs, as calculated for United
                                              States federal income tax purposes, also referred to herein as tax original issue discount, is expected to exceed the accrued original issue discount.  See "Certain United States Federal Income Tax
                                              Considerations--Accrual of Interest on the LYONs."

Contingent Interest........................   We will pay contingent interest to the holders of LYONs during any six-month period from May 12 to November 11 and from November 12 to
                                              May 11, commencing May 12, 2006, if the average market price of a
                                              LYON for the Applicable Five Trading Day Period equals 120% or more of the sum of the issue price and accrued original issue discount for such LYON to the day immediately preceding the relevant six-month period. "Applicable Five Trading Day Period" means the five trading days ending on the second trading day immediately preceding the relevant six-month period, unless we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, in which case the "Applicable Five Trading Day Period" means the five trading days ending on the second trading day immediately preceding such record date.

                                              The amount of contingent interest payable per LYON in respect of any quarterly period within a six-month period in which contingent interest is payable will equal the greater of (a) the amount of regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the number of shares of common stock issuable upon conversion of a LYON at the then applicable conversion rate or (b) $0.065 multiplied by the then applicable conversion rate.

                                              Contingent interest, if any, will accrue and be payable to holders of LYONs as of the record date for the related common stock dividend or, if no cash dividend is paid by us during a quarter within the relevant six-month period, to holders of LYONs as of the fifteenth day preceding the last day of the relevant six-month period. Such payments will be paid on the payment date of the related common stock dividend or, if no cash dividend is paid by us during a quarter within the relevant six-month period, on the last day of the relevant six-month period. The original issue discount will continue to accrue at the yield to maturity whether or not contingent interest is paid.

Tax Original Issue Discount................   The LYONs are debt instruments subject to the contingent payment debt regulations.  You should be aware that, even if we do not pay any cash interest (including any contingent interest) on the LYONs, you will be required to include interest in your gross income for
                                              United States federal income tax purposes.  This imputed interest, also referred to herein as tax original issue discount, will accrue


------------------------------------------------------------------------------------------------------------------

                                                        6

------------------------------------------------------------------------------------------------------------------

                                              at a rate currently estimated at 6.19% per year, computed on a semiannual bond equivalent basis, which represents the yield we believe we would pay, as of the original issue date of the LYONs, on noncontingent, nonconvertible, fixed-rate debt with terms otherwise similar to the LYONs.  The rate at which the tax original issue discount will accrue for United States federal income tax purposes exceeds the stated yield of 1.875% for the accrued original issue discount.  Your adjusted tax basis in a LYON will be increased over time to reflect the accrual of the tax original issue discount and will be decreased to reflect certain projected payments.
                                              You will recognize gain or loss on the sale, exchange, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on the sale, exchange, conversion or redemption of a LYON, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON.  Any gain recognized by you on the sale, exchange, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss.  See "Certain United States Federal Income Tax Considerations."

Sinking Fund...............................   None.

Redemption of LYONs at the Option of
    Franklin Resources.....................   We may redeem all or a portion of the LYONs for cash at any time on or after May 11, 2006, at the redemption prices set forth in this prospectus.  See "Description of LYONs--Redemption of LYONs at the
                                              Option of Franklin Resources."

Purchase of LYONs by Franklin Resources at
    the Option of the Holder...............   Holders may require us to purchase all or a portion of their LYONs:

                                              o on May 11, 2003 at a price of $593.01 per LYON;

                                              o on May 11, 2004 at a price of $604.18 per LYON;

                                              o on May 11, 2006 at a price of $627.15 per LYON;

                                              o on May 11, 2011, at a price of $688.49 per LYON;

                                              o on May 11, 2016, at a price of $755.83 per LYON;

                                              o on May 11, 2021, at a price of $829.75 per LYON; and

                                              o on May 11, 2026, at a price of $910.91 per LYON.

                                              We may choose to pay the purchase price in cash, shares of common stock or a combination of cash and shares of common stock. See
                                              "Description of LYONs--Purchase of LYONs by Franklin Resources at
                                              the Option of the Holder."

Change in Control..........................   Upon a change in control of Franklin Resources occurring on or before May 11, 2006, each holder may require us to purchase all or a portion of such holder's LYONs for cash at a price equal to the issue price of such LYONs plus accrued original issue discount to

------------------------------------------------------------------------------------------------------------------

                                                        7

------------------------------------------------------------------------------------------------------------------

                                              the date of purchase.  See "Description of LYONs--Change in Control
                                              Permits Purchase of LYONs by Franklin Resources at the Option of the
                                              Holder."

Optional Conversion to
    Semiannual Coupon
    Notes Upon Tax Event...................   From and after the occurrence of a Tax Event, as described in this prospectus, at the option of Franklin Resources, interest instead of future original issue discount shall accrue on each LYON from the option exercise date at 1.875% per year on the restated principal amount and shall be payable semiannually on each interest payment date to holders of record at the close of business on each regular record date immediately preceding such interest payment date.
                                              Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months and will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the option exercise date.  In such event, the redemption price, purchase price and change in control purchase price shall be adjusted, and no future contingent interest will be paid on the
                                              LYONs.  However, other cash interest may be payable as a result of a failure to timely file or make effective a shelf registration statement.  There will be no changes in the holder's conversion rights.

Events of Default..........................   If there is an event of default on the LYONs, the issue price of the
                                              LYONs plus the accrued original issue discount may be declared immediately due and payable. These amounts automatically become due and payable in certain circumstances. See "Description of LYONs -
                                              Events of Default."

Use of Proceeds............................   We will not receive any of the proceeds from the sale by any selling securityholder of the LYONs or shares of common stock issuable upon conversion of the LYONs.  See "Use of Proceeds."

DTC Eligibility............................   The LYONs were issued in book-entry form and are represented by one or more permanent global certificates deposited with a custodian for and registered in the name of a nominee of DTC in New York, New
                                              York.  Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by
                                              DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances.  See "Description of LYONs--Book-Entry System."

Trading Symbol for our Common Stock........   The LYONs issued in the initial private placement are eligible for trading in the PORTAL system.  However, LYONs sold pursuant to this prospectus will no longer be eligible for trading in the PORTAL system.  We do not intend to list the LYONs on any national securities exchange.  Our common stock is traded on the New York
                                              Stock Exchange and the Pacific Exchange under the symbol "BEN" and on the London Stock Exchange under the symbol "FKR."

------------------------------------------------------------------------------------------------------------------


                                  Risk Factors


         Before purchasing any securities, you should carefully consider the following risk factors in addition to the other information contained and incorporated by reference in this prospectus.

                          Risks Related to Our Business

We face strong competition from numerous and sometimes larger companies.

         We compete with numerous investment management companies, stock brokerage and investment banking firms, insurance companies, banks, online and Internet investment sites, savings and loan associations and other financial institutions. These companies also offer financial services and other investment alternatives. Recent consolidation in the financial services industry has created stronger competitors with greater financial resources and broader distribution channels than our own. In addition, the online services that we may offer may fail to compete effectively with other alternatives available to investors. To the extent that existing or potential customers decide to invest with our competitors, our market share, revenues and net income could decline.

Competing securities dealers and banks could restrict sales of our funds.

         Many of the securities dealers on which we rely to sell and distribute Franklin, Templeton and Mutual Series fund shares also have mutual funds under their own names that compete directly with our products. The banking industry also continues to expand its sponsorship of proprietary funds. These firms or banks could decide to limit or restrict the sale of our fund shares, which could lower our future sales and cause our revenues to decline.

Changes in the distribution channels on which we depend could reduce our revenues and hinder our growth.

         We derive nearly all of our sales through broker/dealers and other similar investment advisors. Increasing competition for these distribution channels has caused our distribution costs to rise and could cause further increases in the future. Higher distribution costs lower our net revenues and earnings. Additionally, if one of the major financial advisors who distributes our products were to cease their operations, even for a few days, it could have a significant adverse impact on our revenues and earnings. Moreover, our failure to maintain strong business relationships with these advisors would impair our ability to distribute and sell our products, which would have a negative effect on our level of assets under management, related revenues and overall business and financial condition.

New share classes that we have introduced yield lower revenues and have reduced operating margins.

         Although we receive reduced or no sales charge at the time of initial investments in our class A shares that are related to tax deferred plans and involve sales of more than $1 million, and in our class B shares and C shares, we must nonetheless pay the related dealer commission. In addition, due to industry competition, the dealer commissions that we pay on these types of shares are now higher than in the past and may increase in the future. This could have a negative effect on our liquidity and operating margins.

If our asset mix shifts to predominantly fixed-income products, our revenues could decline.

         We derive higher fee revenues and income from the equity assets that we manage than from fixed income assets. Changing market conditions may cause a shift in our asset mix towards fixed-income products and a decline in our revenue and income.

We have become subject to an increased risk of asset volatility from changes in the global equity markets.

         As our asset mix has shifted since 1992 from predominantly fixed-income to a majority of equity assets, we have become subject to an increased risk of asset volatility from changes in global equity markets. Declines in these markets have caused in the past, and would cause in the future, a decline in our revenue and income.

The levels of our assets under management are subject to significant fluctuations.

         Global economic conditions, interest rates, inflation rates and other factors that are difficult to predict affect the mix, market values, and levels of our assets under management. Fluctuations in interest rates and in the yield curve affect the value of fixed-income assets under management as well as the flow of funds to and from fixed-income funds. In turn, this affects our asset management revenues from those assets. Similarly, changes in the equity marketplace may significantly affect the level of our assets under management. The factors above often have opposite effects on equity funds and fixed-income funds, making it difficult for us to predict the net effect of any particular set of conditions on our business and to devise effective strategies to counteract those conditions.

We face risks associated with conducting operations in numerous foreign countries.

         We sell mutual funds and offer investment advisory and related services in many different regulatory jurisdictions around the world, and intend to continue to expand our operations internationally. Regulators in these jurisdictions could change their policies or laws in a manner that might restrict or otherwise impede our ability to distribute or register investment products in their respective markets, which could force us to revise our business strategy.

General economic and securities markets fluctuations may reduce our sales and market share.

         Adverse general securities market conditions, increased market volatility, currency fluctuations, governmental regulations and recessionary global economic conditions could reduce our mutual fund share sales and other financial services products sales. Increased and unusual market volatility could also reduce our mutual fund share sales to the extent that customers decided to shift to predominately fixed-income products. Similarly, our securitized consumer receivables business is subject to marketplace fluctuation. General economic and credit market downturns could reduce the ability of our customers to repay loans, which could cause our consumer loan portfolio losses to increase.

Our inability to meet cash needs could have a negative effect on our financial condition and business operations.

         Our ability to meet anticipated cash needs depends upon factors including our asset value, our creditworthiness as perceived by lenders and the market value of our stock. Similarly, our ability to securitize and hedge future portfolios of auto loan and credit card receivables, and to obtain continued financing for class B shares, is also subject to the market's perception of those assets, finance rates offered by competitors, and the general market for private debt. If we are unable, for any reason, to obtain these funds and financing, we may be forced to incur unanticipated costs or revise our business plan.

We face increased competition in hiring and retaining qualified employees.

         Our continued success will depend upon our ability to attract and retain qualified personnel. Competition to hire these employees is still strong, particularly in certain geographic locations where the majority of our workforce is employed. We may be forced to offer increases in compensation and benefits to these employees at rates that exceed inflation. With historically low unemployment in the United States, qualified personnel are now moving between firms and starting their own companies with greater frequency. If we are not able to attract and retain qualified employees, our overall business condition and revenues could suffer.

Our emerging market portfolios and related revenues are vulnerable to market-specific political and economic risks.

         Our emerging market portfolios and revenues derived from managing these portfolios are subject to significant risks of loss from political and diplomatic developments, currency fluctuations, social instability, changes in governmental polices, expropriation, nationalization, asset confiscation and changes in legislation related to foreign ownership. Foreign trading markets, particularly in some emerging market countries are often smaller, less liquid, less regulated and significantly more volatile than the U.S. and other established markets.

Diverse and strong competition limits the interest rates that we can charge on consumer loans.

         We compete with many types of institutions for consumer loans, including the finance subsidiaries of large automobile manufacturers. Some of these competitors can provide loans at significantly below-market interest rates in connection with automobile sales. Our inability to compete effectively against these companies or to maintain our relationships with the various automobile dealers through which we offer consumer loans could harm the growth of our consumer loan business.

We may not be able to achieve the benefits we expect from the recent acquisition of Fiduciary Trust Company International.

         Achieving the anticipated benefits of the acquisition will depend in part on close collaboration between management and key personnel of the two companies in a timely and efficient manner to minimize the risk that the acquisition may result in the loss of clients or employees or the continued diversion of management's attention.

The Fiduciary acquisition could adversely affect our combined financial results or the market price of our common stock.

         If the benefits of the acquisition do not exceed the costs associated with the acquisition, including any dilution to our stockholders resulting from the issuance of shares in connection with the acquisition, our financial results, including earnings per share, could be adversely affected. In addition, if we do not achieve the perceived benefits of the acquisition as rapidly as, or to the extent, anticipated by financial or industry analysts, the market price of our common stock may decline.

We are subject to Federal Reserve Board regulation.

         Upon completion of our acquisition of Fiduciary Trust Company International, we became a bank holding company and a financial holding company subject to the supervision and regulation of the Federal Reserve Board under the Bank Holding Company Act of 1956. The Federal Reserve Board may impose limitations, restrictions, or prohibitions on our activities if the Federal Reserve Board believes that we do not have the appropriate financial and managerial resources to commence or conduct an activity or make an acquisition, and the Federal Reserve Board may take actions as appropriate to enforce applicable federal law. Additionally, prior approval of the Federal Reserve Board may be required in order to effect a change in control of us.

                           Risks Related to the LYONs

An active trading market for the LYONs may not develop.

         There is currently no public market for the LYONs. The LYONs will not be listed on any securities exchange or included in any automated quotation system. We cannot assure you that an active trading market for the LYONs will develop or as to the liquidity or sustainability of any such market, the ability of holders to sell their LYONs or the price at which holders of the LYONs will be able to sell their LYONs. Future trading prices of the LYONs will depend on many factors, including prevailing interest rates, the market for similar securities, the price of our common stock and our performance and other factors.


We may not have the funds necessary to purchase LYONs at the option of the holders or upon a change in control.

         On May 11, 2003, 2004, 2006, 2011, 2016, 2021 and 2026, holders of
LYONs may require us to purchase their LYONs. However, it is possible that we would not have sufficient funds at that time to make the required purchase of LYONs. We may be required to pay all or a portion of the purchase price in shares of our common stock, subject to satisfying the conditions in the indenture for making such payments. If we were unable to satisfy the conditions in the indenture to use our common stock to pay the purchase price, we could be in default of our obligations on the LYONs. In addition, if we fail to deliver our common stock upon a conversion of a LYON and thereafter become the subject of bankruptcy proceedings, a holder's claim for damages arising from such failure could be subordinated to all of our existing and future obligations. See

"Description of LYONs--Purchase of LYONs by Franklin Resources at the Option of the Holder."

         In addition, upon the occurrence of certain specific kinds of change in control events occurring on or before May 11, 2006, we would be required to offer to purchase for cash all outstanding LYONs. However, it is possible that upon a change in control we would not have sufficient funds to make the required purchase of LYONs or that restrictions in our outstanding indebtedness would not allow those purchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our outstanding indebtedness, would not necessarily constitute a "change of control" under the indenture. See "Description of LYONs--Change in Control Permits Purchase of LYONs by Franklin Resources at the Option of the Holder."

You should consider the United States federal income tax consequences of owning LYONs.

         The LYONs are characterized as our indebtedness for United States federal income tax purposes. Accordingly, you will be required to include interest with respect to the LYONs in your income.

         The LYONs constitute contingent payment debt instruments. As a result, you will be required to include amounts in income, as ordinary income, in advance of the receipt of the cash attributable thereto. The amount of interest income required to be included by you for each year will be in excess of the yield to maturity of the LYONs. You will recognize gain or loss on the sale, purchase by us at your option, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on such sale, purchase by us at your option, conversion or redemption, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON. Any gain recognized by you on sale, purchase by us at your option, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. A summary of the United States federal income tax consequences of ownership of the LYONs is described in this prospectus under the heading "Certain United States Federal Income Tax Considerations."

Our holding company structure results in structural subordination and may affect our ability to make payments on LYONs.

         The LYONs are obligations exclusively of Franklin Resources, Inc. We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the LYONs, depend upon the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us.

         Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the LYONs or to provide us with funds for our payment obligations. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions, including regulatory capital requirements. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations. Our right to receive any assets of any of our subsidiaries, as an equity holder of such subsidiaries, upon their liquidation or reorganization, and therefore the right of the holders of the LYONs to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, and to that subsidiary's preferred stockholders, if any. The LYONs do not restrict the ability of our subsidiaries to incur additional indebtedness or issue preferred stock. In addition, the LYONs are unsecured. Thus, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

                                 Use of Proceeds

         We will not receive any of the proceeds from the sale of the LYONs or the underlying common stock by the selling securityholders.

                       RATIO OF EARNINGS TO FIXED CHARGES

         Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                Nine Months Ended              Fiscal Year ended September 30,
                                              --------------------      ------------------------------------------------
                                              June 30,   June 30,
                                                2001       2000         2000      1999       1998        1997       1996
                                                ----       ----         ----      ----       ----        ----       ----
       Ratio of earnings to fixed charges...    15.7       18.1         17.6      14.2       13.8        12.0       11.1

         For purposes of calculating the ratio of earnings to fixed charges, earnings consist of pretax income less equity in earnings of unconsolidated affiliates plus fixed charges and distributed earnings of unconsolidated affiliates. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges.

                    Price Range of Common Stock and Dividends


         Our common stock is traded on the NYSE and the Pacific Exchange under the symbol "BEN" and on the London Stock Exchange under the symbol "FKR". The following table sets forth for the fiscal quarters indicated the intra-day high and low sale prices for our common stock, as reported on the NYSE Composite Tape, and the dividends per share declared in respect of those quarters. The last reported sale price of the common stock on the NYSE on October 31, 2001 was $32.10 per share.



                                                            HIGH           LOW        CASH DIVIDENDS
                                                            ----           ---        --------------
FISCAL 2000
   First Quarter....................................       35.00          27.44           0.060
   Second Quarter...................................       39.19          24.63           0.060
   Third Quarter....................................       36.25          28.19           0.060
   Fourth Quarter...................................       45.63          30.00           0.060

FISCAL 2001
   First Quarter....................................       45.34          35.16           0.065
   Second Quarter ..................................       47.83          36.08           0.065
   Third Quarter....................................       47.40          36.05           0.065
   Fourth Quarter...................................       46.07          31.65           0.065

FISCAL 2002
   First Quarter (through October 31, 2001).........       36.20          31.15           *



--------------
* Not yet declared.


         We declared dividends of $0.26 per share in fiscal 2001 and $0.24 per share in fiscal 2000. We expect to continue paying dividends on a quarterly basis to common stockholders. In determining whether or when to pay dividends, our board of directors will exercise its discretion and will take into account a number of factors, including our earnings, capital requirements, the availability of statutory surplus, our overall financial condition and the terms of our outstanding indebtedness.

         As of December 31, 2000, there were approximately 4,900 record holders of our common stock. As of that date, based on nominee solicitation, we believe that there were approximately 27,000 beneficial holders of our common stock whose shares are held in street name.

                              DESCRIPTION OF LYONS

         We issued the LYONs under an indenture, dated May 11, 2001, between us and The Bank of New York, as trustee. The following summary is not complete, and is subject to, and qualified by reference to, all of the provisions of the LYONs and the indenture. As used in this description, the words "we," "us," "our" or "Franklin Resources" do not include any current or future subsidiary of Franklin Resources.

General

         On May 11, 2001, we issued $877,000,000 aggregate principal amount at maturity of LYONs in a private placement. The LYONs will mature on May 11, 2031. The principal amount at maturity of each LYON is $1,000. The LYONs are payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

         We offered the LYONs at a substantial discount from their principal amount at maturity. Except as described below, we will not make periodic payments of interest on the LYONs, other than contingent interest payments, if any. Each LYON was issued at an issue price of $571.28 per LYON. The LYONs accrue original issue discount while they remain outstanding. Original issue discount is the difference between the issue price and the principal amount at maturity of a LYON. Original issue discount is calculated on a semiannual bond equivalent basis, using a 360-day year consisting of twelve 30-day months. Original issue discount began to accrue as of May 11, 2001.

         Maturity, conversion, purchase by us at the option of a holder or redemption of a LYON causes original issue discount and interest, if any, to cease to accrue on that LYON. We may not reissue a LYON that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such LYON.

         LYONs may be presented for conversion at the office of the conversion agent, and for exchange or registration of transfer at the office of the registrar, each such agent initially being the trustee. No service charge will be made for any registration of transfer or exchange of LYONs. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

         The LYONs are debt instruments subject to Treasury regulations that govern contingent payment debt instruments. The LYONs were issued with original issue discount for United States federal income tax purposes, referred to herein as tax original issue discount. Even if we do not pay any cash interest (including any contingent interest) on the LYONs, holders will be required to include accrued tax original issue discount in their gross income for United States federal income tax purposes. Each holder agreed in the indenture to treat the LYONs as contingent payment debt instruments for United States federal income tax purposes, and to be bound by our application of the contingent payment debt regulations, including our determination that the rate at which interest will be deemed to accrue for federal income tax purposes will be 6.19%, which we have determined to be the rate comparable to the fixed rate at which we would borrow on a noncontingent, nonconvertible debt security. Accordingly, each holder will be required to accrue interest on a constant yield to maturity basis at that rate, with the result that a holder will recognize taxable income significantly in excess of cash received while the LYONs are outstanding and significantly in excess of the stated yield of 1.875%. In addition, a holder will recognize ordinary income upon a conversion of a LYON into our common stock. However, the proper United States federal income tax treatment of a holder of a LYON is uncertain in various respects. See "Certain United States Federal Income Tax Considerations."

Book-Entry System

         The LYONs are issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the LYONs for all purposes under the indenture. Owners of beneficial interests in the LYONs represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the LYONs, in accordance with the procedures and practices of DTC. Beneficial owners are not holders and are not entitled to any rights provided to the holders of LYONs under the global securities or the indenture. Franklin Resources and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

         LYONs represented by one or more global securities are exchangeable for certificated securities in registered form with the same terms only if:

         o DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

         o we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

         o        a default under the indenture occurs and is continuing.

         DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including Merrill Lynch, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Ranking of LYONs

         The LYONs are unsecured and unsubordinated obligations. The LYONs rank equal in right of payment to all of our existing and future unsecured and unsubordinated indebtedness. However, we are a holding company and the LYONs are effectively subordinated to all existing and future obligations of our subsidiaries. See "Risk Factors--Our holding company structure results in structural subordination and may affect our ability to make payments on LYONs." In addition, if we fail to deliver our common stock upon a conversion of a LYON and thereafter become the subject of bankruptcy proceedings, a holder's claim for damages arising from such failure could be subordinated to all of our existing and future obligations and those of our subsidiaries.


         As of June 30, 2001, we had approximately $55.3 million of senior indebtedness outstanding, all of which ranks equally with the LYONs, and our subsidiaries had an aggregate of approximately $1,257 million of liabilities, including trade payables, outstanding.


Conversion Rights

         The initial conversion rate is 9.3604 shares of common stock per LYON, subject to adjustment upon the occurrence of certain events described below. A holder of a LYON otherwise entitled to a fractional share will receive cash in an amount equal to the value of such fractional share based on the sale price, as defined below, on the trading day immediately preceding the conversion date.

         Conversion Based on Common Stock Price. Holders may surrender LYONs for conversion into shares of common stock in any calendar quarter commencing after June 30, 2001, if, as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than a specified percentage, beginning at 120% and declining 0.084% per quarter thereafter, of the accreted conversion price per share of common stock on the last trading day of such preceding calendar quarter. The accreted conversion price per share as of any day will equal the issue price of a LYON plus the accrued original issue discount to that day, divided by the number of shares of common stock issuable upon conversion of a LYON on that day.

         The table below shows the conversion trigger price per share of our common stock in respect of each of the first 20 calendar quarters. These prices reflect the accreted conversion price per share of common stock multiplied by the applicable percentage for the respective calendar quarter. Thereafter, the accreted conversion price per share of common stock increases each calendar quarter by the accreted original issue discount for the quarter and the applicable percentage declines by 0.084% per quarter. The conversion trigger price for the calendar quarter beginning April 1, 2031 is $117.52.

                                                                                                          (3)
                                                               (1)                                     Conversion
                                                             Accreted                (2)                Trigger
                                                            Conversion            Applicable             Price
Quarter*                                                      Price               Percentage            (1)x(2)
2001                                                          -----               ----------            -------
Third Quarter......................................           $61.03                120.00%              $73.24
Fourth Quarter.....................................            61.32                119.92%               73.53

2002
First Quarter......................................            61.60                119.83%               73.82
Second Quarter.....................................            61.89                119.75%               74.11
Third Quarter......................................            62.18                119.66%               74.41
Fourth Quarter.....................................            62.47                119.58%               74.70

2003
First Quarter......................................            62.76                119.50%               75.00
Second Quarter.....................................            63.06                119.41%               75.30
Third Quarter......................................            63.35                119.33%               75.60
Fourth Quarter.....................................            63.65                119.24%               75.90

2004
First Quarter......................................            63.95                119.16%               76.20
Second Quarter.....................................            64.25                119.08%               76.50
Third Quarter......................................            64.55                118.99%               76.80
Fourth Quarter.....................................            64.85                118.91%               77.11

2005
First Quarter......................................            65.15                118.82%               77.42
Second Quarter.....................................            65.46                118.74%               77.72
Third Quarter......................................            65.76                118.66%               78.03
Fourth Quarter.....................................            66.07                118.57%               78.34

2006
First Quarter......................................            66.38                118.49%               78.65
Second Quarter.....................................            66.69                118.40%               78.96

*This table assumes no events have occurred that would require an adjustment to the conversion rate.

Conversion Based on Credit Ratings. Holders may also surrender a LYON for conversion at any time when the credit rating assigned to the LYONs by either Moody's or Standard & Poor's is Baa2 or BBB, respectively, or lower.

Conversion Upon Notice of Redemption. A holder may surrender for conversion a LYON that has been called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at that time. A LYON for which a holder has delivered a purchase notice or a change in control purchase notice as described below requiring us to purchase the LYON may be surrendered for conversion only if that notice is withdrawn in accordance with the indenture.

Conversion Upon Occurrence of Certain Corporate Transactions. If we are party to a consolidation, merger or binding share exchange pursuant to which our shares of common stock would be converted into cash, securities or other property, the LYONs may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction and, at the effective time, the right to convert a LYON into shares of common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property of Franklin Resources or another person which the holder would have received if the holder had converted the holder's LYON immediately prior to the transaction. If such transaction also constitutes a change in control, as defined in the indenture, the holder will be able to require us to purchase all or a portion of such holder's LYONs as described under "--Change in Control Permits Purchase of LYONs by Franklin Resources at the Option of the Holder."

         On conversion of a LYON, a holder will not receive any cash payment of interest representing accrued original issue discount or, except as described below, contingent interest or semiannual interest. Our delivery to the holder of the full number of shares of common stock into which the LYON is convertible, together with any cash payment for such holder's fractional shares, will be deemed:

         o to satisfy our obligation to pay the principal amount at maturity of the LYON; and

         o to satisfy our obligation to pay accrued original issue discount attributable to the period from the issue date through the conversion date, as well as any obligation to pay contingent interest or semiannual interest not paid in cash.

         As a result, accrued original issue discount is deemed to be paid in full rather than cancelled, extinguished or forfeited.

         If contingent or semiannual interest is payable to holders of LYONs during any particular six-month period, and LYONs are converted after the applicable accrual or record date therefor and prior to the next succeeding interest payment date, those LYONs upon surrender for conversion must be accompanied by funds equal to the amount of contingent or semiannual interest payable on the principal amount of LYONs so converted, unless such LYONs are converted after they have been called for redemption, in which case no such payment shall be required by the holder and the holder will receive a cash payment for all accrued and unpaid contingent interest or semiannual interest to the redemption date.

         The conversion rate will not be adjusted for accrued original issue discount or any contingent interest. A certificate for the number of full shares of common stock into which any LYON is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of common stock upon conversion, see "Certain United States Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption."

         To convert a LYON into shares of common stock, a holder must:

         o complete and manually sign the conversion notice on the back of the LYON or complete and manually sign a facsimile of the conversion notice and deliver the conversion notice to the conversion agent;

         o        surrender the LYON to the conversion agent;

         o if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

         o        if required, pay all transfer or similar taxes.

         Pursuant to the indenture, the date on which all of the foregoing requirements have been satisfied is the conversion date.

         The conversion rate will be adjusted for:

         o dividends or distributions on our shares of common stock payable in shares of common stock or other capital stock of Franklin Resources;

         o subdivisions, combinations or certain reclassifications of shares of our common stock;

         o distributions to all holders of shares of our common stock of certain rights to purchase shares of our common stock for a period expiring within 60 days of the record date for such distribution at less than the sale price of our common stock at the time; and

         o distributions to all holders of our shares of common stock of our assets (including shares of capital stock of a subsidiary or equity investment of ours) or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the sale price of the shares of common stock on the day preceding the date of declaration of such dividend or other distribution).

         In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the principal United States securities exchange or market on which the securities are then listed or quoted. In the event we elect to make a distribution described in the third or fourth bullet of the preceding paragraph which, in the case of the fourth bullet, has a per share value equal to more than 15% of the sale price of our shares of common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of LYONs at least 20 days prior to the ex-dividend date for such distribution and, upon the giving of such notice, the LYONs may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until we announce that such distribution will not take place.

         No adjustment to the conversion rate or the ability of a holder of a LYON to convert will be made if holders of LYONs will participate in the transaction without conversion or in certain other cases. The indenture permits us to increase the conversion rate from time to time.

         In the event of:

         o a taxable distribution to holders of shares of common stock which results in an adjustment of the conversion rate; or

         o        an increase in the conversion rate at our discretion,


the holders of LYONs may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. See "Certain United States Federal Income Tax Considerations--Constructive Dividends."

         Upon determination that LYON holders are or will be entitled to convert their LYONs into shares of common stock in accordance with the foregoing provisions, we will issue a press release and publish such determination on our web site.

Contingent Interest

         Subject to the accrual and record date provisions described below, we will pay contingent interest to the holders of LYONs during any six-month period from May 12 to November 11 and from November 12 to May 11, commencing May 12, 2006, if the average market price of a LYON for the Applicable Five Trading Day Period equals 120% or more of the sum of the issue price and accrued original issue discount for such LYON to the day immediately preceding the relevant six-month period. See "--Redemption of LYONs at the Option of Franklin Resources" for some of these values. "Applicable Five Trading Day Period" means the five trading days ending on the second trading day immediately preceding the first day of the relevant six-month period, unless we declare a dividend for which the record date falls prior to the first day of a six month period but the payment date falls within such six-month period, in which case the "Applicable Five Trading Day Period" means the five trading days ending on the second trading day immediately preceding such record date.

         The amount of contingent interest payable per LYON in respect of any quarterly period within a six-month period in which contingent interest is payable will equal the greater of (a) regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the number of shares of common stock issuable upon conversion of a LYON at the then applicable conversion rate or (b) $0.065 multiplied by the then applicable conversion rate. Contingent interest, if any, will accrue and be payable to holders of LYONs as of the record date for the related common stock dividend or, if no cash dividend is paid by us during a quarter within the relevant six-month period, to holders of LYONs as of the fifteenth day preceding the last day of the relevant six-month period. Such payments will be paid on the payment date of the related common stock dividend or, if no cash dividend is paid by us during a quarter within the relevant six-month period, on the last day of the relevant six-month period. The original issue discount on the LYONs will continue to accrue at the yield to maturity whether or not contingent interest is paid.

         Regular cash dividends are quarterly or other periodic cash dividends on our common stock as declared by our board of directors as part of its cash dividend payment practices and that are not designated by them as extraordinary or special or other nonrecurring dividends.

         The market price of a LYON on any date of determination means the average of the secondary market bid quotations per LYON obtained by the bid solicitation agent for $10 million principal amount at maturity of LYONs at approximately 4:00 p.m., New York City time, on such determination date from three unaffiliated securities dealers we select, provided that if:

         o at least three such bids are not obtained by the bid solicitation agent, or

         o in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the LYONs,


then the market price of the LYON will equal (a) the then applicable conversion rate of the LYONs multiplied by (b) the average sale price of our common stock on the five trading days ending on such determination date, appropriately adjusted.

         The bid solicitation agent will initially be The Bank of New York. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the LYONs.

         Upon determination that LYON holders will be entitled to receive contingent interest which may become payable during a relevant six-month period, on or prior to the start of such six-month period, we will issue a press release which we will also post on our web site.

Redemption of LYONs at the Option of Franklin Resources

         No sinking fund is provided for the LYONs. Prior to May 11, 2006, the LYONs will not be redeemable at our option. Beginning on May 11, 2006, we may redeem the LYONs for cash as a whole at any time, or in part from time to time. We will give not less than 15 days' or more than 60 days' notice of redemption by mail to holders of LYONs. LYONs or portions of LYONs called for redemption will be convertible by the holder, even if the market price contingency described under "Conversion Rights" has not occurred, until the close of business on the second business day prior to the redemption date.

         The table below shows redemption prices of a LYON on May 11, 2006, at each May 11 thereafter prior to maturity and at maturity on May 11, 2031. These prices reflect the accrued original issue discount calculated to each such date.

The redemption price of a LYON redeemed between such dates would include an additional amount reflecting the additional original issue discount accrued since the next preceding date in the table.

                                                                                                  (3)
                                        (1)                          (2)                      Redemption
                                       LYON                   Accrued Original                   Price
Redemption Date                     Issue Price                Issue Discount                   (1)+(2)
May 11:                             -----------                --------------                   -------
2006                           $       571.28               $        55.87               $       627.15
2007                                   571.28                       67.69                        638.97
2008                                   571.28                       79.72                        651.00
2009                                   571.28                       91.99                        663.27
2010                                   571.28                      104.48                        675.76
2011                                   571.28                      117.21                        688.49
2012                                   571.28                      130.18                        701.46
2013                                   571.28                      143.40                        714.68
2014                                   571.28                      156.86                        728.14
2015                                   571.28                      170.58                        741.86
2016                                   571.28                      184.55                        755.83
2017                                   571.28                      198.79                        770.07
2018                                   571.28                      213.30                        784.58
2019                                   571.28                      228.07                        799.35
2020                                   571.28                      243.13                        814.41
2021                                   571.28                      258.47                        829.75
2022                                   571.28                      274.11                        845.39
2023                                   571.28                      290.03                        861.31
2024                                   571.28                      306.26                        877.54
2025                                   571.28                      322.79                        894.07
2026                                   571.28                      339.63                        910.91
2027                                   571.28                      356.79                        928.07
2028                                   571.28                      374.27                        945.55
2029                                   571.28                      392.08                        963.36
2030                                   571.28                      410.23                        981.51
2031                                   571.28                      428.72                      1,000.00

     If converted to semiannual coupon notes following the occurrence of a Tax Event, the notes will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of the conversion to but not including the redemption date. However, in no event will we have the option to redeem the LYONs or notes prior to May 11, 2006. See "--Optional Conversion to Semiannual Coupon Note Upon Tax Event."

         In addition to the redemption prices payable with respect to all LYONs redeemed, on the redemption date we will pay any unpaid contingent interest or semiannual interest accrued with respect to such LYONs, in cash, to the redemption date.

         If we redeem less than all of the outstanding LYONs, the trustee shall select the LYONs to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000 by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder's LYONs is selected for partial redemption and the holder converts a portion of the LYONs, the converted portion shall be deemed to be the portion selected for redemption.

Purchase of LYONs by Franklin Resources at the Option of the Holder

         On the dates specified below holders may require us to purchase any outstanding LYON for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to certain additional conditions. Holders may submit their written purchase notice and LYONs for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on such purchase date.

         The purchase price of a LYON on the relevant purchase date will be:

         o    $593.01 per LYON on May 11, 2003;
         o    $604.18 per LYON on May 11, 2004;
         o    $627.15 per LYON on May 11, 2006;
         o    $688.49 per LYON on May 11, 2011;
         o    $755.83 per LYON on May 11, 2016;
         o    $829.75 per LYON on May 11, 2021; and
         o    $910.91 per LYON on May 11, 2026.

         These purchase prices equal the issue price plus accrued original issue discount to the purchase dates. We may, at our option, elect to pay the purchase price in cash, shares of common stock, or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, shares of common stock or any combination thereof, see "Certain United States Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption."

         In addition to the purchase price payable with respect to all LYONs purchased, we will pay any accrued and unpaid contingent interest with respect to such LYONs, in cash.

         If prior to a purchase date the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, the purchase price will be equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the purchase date. See "--Optional Conversion to Semiannual Coupon Note Upon Tax Event."

         We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

         o whether we will pay the purchase price of LYONs in cash or common stock or any combination thereof, specifying the percentages of each;

         o if we elect to pay in common stock the method of calculating the market price of the common stock; and

         o the procedures that holders must follow to require us to purchase their LYONs.


         The purchase notice given by each holder electing to require us to purchase LYONs shall be given to the paying agent no later than the close of business on the purchase date and must state:

         o the certificate numbers of the holder's LYONs to be delivered for purchase;

         o the portion of the principal amount at maturity of LYONs to be purchased, which must be $1,000 or an integral multiple of $1,000;

         o that the LYONs are to be purchased by us pursuant to the applicable provisions of the LYONs; and

         o in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

                  (1) to withdraw the purchase notice as to some or all of the LYONs to which it relates, or

                  (2) to receive cash in respect of the entire purchase price for all LYONs or portions of LYONs subject to such purchase notice.

         If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all LYONs subject to the purchase notice in these circumstances.

         Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state:

         o        the principal amount at maturity being withdrawn;

         o        the certificate numbers of the LYONs being withdrawn; and

         o the principal amount at maturity, if any, of the LYONs that remain subject to the purchase notice.


         If we elect to pay the purchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us shall be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock. We will pay cash based on the market price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price.

         The "market price" means the average of the sale prices (determined as described in the following paragraph) of the common stock for the five-trading-day period ending on the third business day prior to the applicable purchase date. If the third business day prior to the applicable purchase date is not a trading day, the five-trading-day period shall end on the last trading day prior to such third business day. We will appropriately adjust the market price to take into account the occurrence, during the period commencing on the first of such trading days during such five-trading-day period and ending on such purchase date, of certain events that would result in an adjustment of the conversion rate with respect to the common stock.

         The "sale price" of the common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded (which is currently the NYSE) or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System or by the National Quotation Bureau Incorporated. Because the market price of the common stock is determined prior to the applicable purchase date, holders of LYONs bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

         Upon determination of the actual number of shares of common stock to be issued for each $1,000 principal amount at maturity of LYONs in accordance with the foregoing provisions, we will publish such information on our web site.

         In addition to the above conditions, our right to purchase LYONs, in whole or in part, with common stock is subject to our satisfying various conditions, including:

         o listing such common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on Nasdaq;

         o the registration of the common stock under the Securities Act and the Exchange Act, if required; and

         o any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

         If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the LYONs to the holder entirely in cash. We may not change the form of components or percentages of components of consideration to be paid for the LYONs once we have given the notice that we are required to give to holders of LYONs, except as described in the first sentence of this paragraph.

         In connection with any purchase offer, we will:

         o comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then apply; and

         o file Schedule TO or any other required schedule under the Exchange Act.


         Our obligation to pay the purchase price for a LYON for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price, plus accrued and unpaid semiannual and contingent interest, if any, for the LYON will be made promptly following the later of the purchase date and the time of delivery of the LYON.

         If the paying agent holds money or securities sufficient to pay the purchase price of the LYON on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the LYON will cease to be outstanding and original issue discount and semiannual and contingent interest, if any, on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the LYON.

         Our ability to purchase LYONs with cash may be limited by the terms of our then existing borrowing agreements, as well as the amount of funds available to us to fund any such purchases.

         No LYONs may be purchased for cash at the option of holders if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the purchase price with respect to such LYONs.

Change in Control Permits Purchase of LYONs by Franklin Resources at the Option of the Holder

         In the event of any change in control, as defined below, occurring on or prior to May 11, 2006, each holder will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder's LYONs in integral multiples of $1,000 principal amount at maturity at a price for each $1,000 principal amount at maturity of such LYONs equal to the issue price of such LYON plus the accrued original issue discount to the date of purchase.

         We will be required to purchase the LYONs as of the date that is no later than 35 business days after the occurrence of such change in control (a "change in control purchase date").

         If prior to a change in control purchase date the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, we will be required to purchase the notes at a cash price equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the change in control purchase date.

         In addition to the change in control purchase price with respect to all LYONs purchased, we will pay any accrued and unpaid contingent interest with respect to such LYONs, in cash.

         Within 15 business days after the occurrence of a change in control, we are obligated to mail to the trustee and to all holders of LYONs at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice shall state, among other things:

         o        the events causing a change in control;

         o        the date of such change in control;

         o        the change in control purchase price;

         o the change in control purchase date; o the name and address of the paying agent and the conversion agent;

         o the conversion rate and any adjustments to the conversion rate;

         o that LYONs with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

         o    the procedures that holders must follow to exercise these rights.


         To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the change in control purchase date. The required purchase notice upon a change in control shall state:

         o the certificate numbers of the LYONs to be delivered by the holder;

         o the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

         o that we are to purchase such LYONs pursuant to the applicable provisions of the LYONs.


         A holder may withdraw any change in control purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the change in control purchase date. The notice of withdrawal shall state:

         o        the principal amount at maturity being withdrawn;

         o        the certificate numbers of the LYONs being withdrawn; and

         o the principal amount at maturity, if any, of the LYONs that remain subject to a change in control purchase notice.


         Our obligation to pay the change in control purchase price for a LYON for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. Payment of the change in control purchase price plus accrued and unpaid semiannual and contingent interest, if any, for such LYON will be made promptly following the later of the change in control purchase date or the time of delivery of such LYON.

         If the paying agent holds money sufficient to pay the change in control purchase price of the LYON on the business day following the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, original issue discount and semiannual and contingent interest, if any, on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent, and all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the LYON.

         Under the indenture, a "change in control" of Franklin Resources is deemed to have occurred at such time as:

         o any person, including its affiliates and associates, other than us, our subsidiaries or our or their employee benefit plans, files a Schedule 13D or Schedule TO (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the beneficial owner of 50% or more of the voting power of Franklin Resources' common stock or other capital stock into which Franklin Resources' common stock is reclassified or changed, with certain exceptions; or

         o there shall be consummated any share exchange, consolidation or merger of Franklin Resources pursuant to which Franklin Resources' common stock would be converted into cash, securities or other property, in each case other than a share exchange, consolidation or merger of Franklin Resources in which the holders of Franklin Resources' common stock immediately prior to the share exchange, consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger.

         The indenture does not permit our board of directors to waive our obligation to purchase LYONs at the option of holders in the event of a change in control.

         In connection with any purchase offer in the event of a change in control, we will:

         o comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

         o file Schedule TO or any other required schedule under the Exchange Act.

         The change in control purchase feature of the LYONs may in certain circumstances make more difficult or discourage a takeover of Franklin Resources. The change in control purchase feature, however, is not part of a plan by management to adopt a series of anti-takeover provisions nor is it the result of our knowledge of any specific effort:

         o        to accumulate shares of our common stock; or

         o to obtain control of Franklin Resources by means of a merger, tender offer, solicitation or otherwise.


         Instead, the change in control purchase feature is a standard term contained in other LYONs offerings that have been marketed by Merrill Lynch. The terms of the change in control purchase feature resulted from negotiations between Merrill Lynch and us.

         We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the LYONs but that would increase the amount of our (or our subsidiaries) outstanding indebtedness.

         No LYONs may be purchased by Franklin Resources at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the change in control purchase price with respect to the LYONs.

Optional Conversion to Semiannual Coupon Note Upon Tax Event

         From and after the date of the occurrence of a Tax Event, we will have the option to elect to have interest in lieu of future original issue discount accrue at 1.875% per year on a principal amount per LYON (the "restated principal amount") equal to the issue price plus original issue discount accrued to the date of the Tax Event or the date on which we exercise the option described herein, whichever is later (the "option exercise date").

         Such interest shall accrue from the option exercise date and will be payable semiannually on the interest payment dates of May 11 and November 11 of each year to holders of record at the close of business on the April 26 or October 27 immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will accrue from the most recent date to which interest has been paid or if no interest has been paid, from the option exercise date. In the event that we exercise our option to pay interest in lieu of accrued original issue discount, the redemption price, purchase price and change in control purchase price on the LYONs will be adjusted, and no future contingent interest payments will be made. However, other cash interest may be payable as a result of a failure to make effective a shelf registration statement. There will be no changes in the holder's conversion rights.

         A "Tax Event" means that we shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after the date of this prospectus, as a result of:

         o any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or

         o any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority,


in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken on or after the date of this prospectus, there is more than an insubstantial risk that amounts that are treated as interest on the LYONs for United States federal income tax purposes as described under "Certain United States Federal Income Tax Considerations" (including tax original issue discount and contingent interest, if any) either:

         (1)  would not be deductible on a current accrual basis, or

         (2)  would not be deductible under any other method,


in either case in whole or in part, by Franklin Resources (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes.

         If a proposal were ever enacted and made applicable to the LYONs in a manner that would limit our ability to either:

         o deduct, on a current accrual basis, amounts that are treated as interest on the LYONs for United States federal income tax purposes as described under "Certain United States Federal Income Tax Considerations," including tax original issue discount and contingent interest, if any, or

         o deduct such amounts under any other method for United States federal income tax purposes,

         o such enactment would result in a Tax Event and the terms of the LYONs would be subject to modification at our option as described above.


         The modification of the terms of LYONs by us upon a Tax Event as described above would alter the timing of income recognition by holders of the LYONs with respect to the semiannual payments of interest due on the LYONs after the option exercise date. See "Certain United States Federal Income Tax Considerations."

Merger and Sales of Assets by Franklin Resources

         The indenture provides that we may not consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless, among other items:

         o the resulting, surviving or transferee person (if other than Franklin Resources) were organized and existing under the laws of the United States, any state thereof or the District of Columbia;

         o such person assumes all obligations of Franklin Resources under the LYONs and the indenture; and

         o Franklin Resources or such successor person is not immediately thereafter in default under the indenture.


         Upon the assumption of the obligations of Franklin Resources by such a person in such circumstances, subject to certain exceptions, Franklin Resources will be discharged from all obligations under the LYONs and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring on or prior to May 11, 2006 could constitute a change in control of Franklin Resources permitting each holder to require

Franklin Resources or such successor person to purchase the LYONs of such holder as described above.

Events of Default

The following are events of default for the LYONs:

         o default in payment of the principal amount at maturity (or if the LYONs have been converted to semiannual coupon notes following a Tax Event, the restated principal amount), issue price, accrued original issue discount, redemption price, purchase price or change in control purchase price with respect to any LYON when such becomes due and payable;

         o default in payment of any contingent interest or of interest which becomes payable after the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, which default, in any such case, continues for 30 days;

         o failure by Franklin Resources to comply with any of its other agreements in the LYONs or the indenture upon receipt by Franklin Resources of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding and Franklin Resources' failure to cure (or obtain a waiver of) such default within 60 days after receipt by Franklin Resources of such notice;

         o (A) failure by Franklin Resources to make any payment by the end of any applicable grace period after maturity of indebtedness, which term as used in the indenture means obligations (other than nonrecourse obligations) of Franklin Resources for borrowed money or evidenced by bonds, debentures, notes or similar instruments ("Indebtedness"), in an amount in excess of $25,000,000 and continuance of such failure, or (B) the acceleration of Indebtedness in an amount in excess of $25,000,000 because of a default with respect to such Indebtedness without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled in case of (A) or (B) above, for a period of 30 days after receipt by Franklin Resources of written notice of such default from the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding. However, if any such failure or acceleration referred to in (A) or (B) above shall cease or be cured, waived, rescinded or annulled, then the event of default by reason thereof shall be deemed not to have occurred; or

         o certain events of bankruptcy or insolvency affecting Franklin Resources or any of its significant subsidiaries.

         If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the issue price of the LYONs plus the original issue discount on the LYONs accrued through the date of such declaration, and any accrued and unpaid interest (including semiannual interest and contingent interest, if any) through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency of Franklin Resources, the issue price of the LYONs plus the accrued original issue discount on the LYONs, and any accrued and unpaid interest (including semiannual interest and contingent interest, if any), through the occurrence of such event shall automatically become and be immediately due and payable.

Modification

         We and the trustee may modify or amend the indenture or the terms of the LYONs with the consent of the holders of at least a majority in principal amount at maturity of the LYONs then outstanding. However, without the consent of the holders of each outstanding LYON affected thereby, we may not:

         o alter the manner of calculation or rate of accrual of, or otherwise adversely affect the rights of holders of LYONs to receive, original issue discount or interest (including semiannual or contingent interest) on any LYON or extend the time of payment of original issue discount or interest;

         o make any LYON payable in money or securities other than that stated in the LYON;

         o        extend the stated maturity of any LYON;

         o reduce the principal amount at maturity, issue price, restated principal amount, redemption price, purchase price or change in control purchase price with respect to any LYON;

         o make any change that adversely affects the right of a holder to convert any LYON;

         o make any change that adversely affects the right to require us to purchase a LYON;

         o impair the right to receive payment with respect to the LYONs or the right to institute suit for the enforcement of any payment with respect to, or conversion of, the LYONs; or

         o change the provisions in the indenture that relate to modifying or amending the indenture.


         Notwithstanding the foregoing, without the consent of any holder of LYONs, we and the trustee may modify or amend the indenture or the terms of the LYONs for any of the following purposes:

         o to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the LYONs;

         o to add to our covenants for the benefit of the holders of the LYONs or to surrender any right or power conferred upon us;

         o to secure our obligations in respect of the LYONs and the indenture;

         o to make any changes or modifications to the indenture necessary in connection with the registration of the LYONs under the Securities Act and the qualification of the LYONs under the Trust Indenture Act as contemplated by the indenture;

         o to cure any ambiguity, omission, defect or inconsistency in the indenture; or

         o to make any change that does not adversely affect the rights of any holders of LYONs.


         We may not modify or amend the indenture or the terms of the LYONs pursuant to the second, third, fourth or fifth bullets of the preceding paragraph without the consent of the holders of a majority in principal amount at maturity of the LYONs, if such modification or amendment materially and adversely affects the interests of the holders of the LYONs.

         The holders of a majority in principal amount at maturity of the outstanding LYONs may, on behalf of the holders of all LYONs:

         o waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

         o waive any past default under the indenture and its consequences, except a default in the payment of the principal amount at maturity, issue price, accrued and unpaid interest, accrued and unpaid semiannual interest or contingent interest, accrued original issue discount, redemption price, purchase price or change in control purchase price or obligation to deliver shares of common stock upon conversion with respect to any LYON or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding LYON affected.

Discharge of the Indenture

         We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding LYONs or by depositing with the trustee, the paying agent or the conversion agent, as applicable, after the LYONs have become due and payable, whether at stated maturity, or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding LYONs and paying all other sums payable under the indenture by Franklin Resources.

Calculations in Respect of LYONs

         We will be responsible for making all calculations called for under the LYONs. These calculations include, but are not limited to, determination of the market price of the LYONs and the sales price of our common stock and amounts of contingent interest, if any, payable on the LYONs. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of LYONs. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

Limitations of Claims in Bankruptcy

         If a bankruptcy proceeding is commenced in respect of Franklin Resources, the claim of the holder of a LYON is, under Title 11 of the United States Code, limited to the issue price of the LYON plus that portion of the original issue discount that has accrued from the date of issue to the commencement of the proceeding, plus contingent interest and semiannual interest, if any, accrued after a Tax Event. In addition, the holders of the LYONs will be effectively subordinated to the indebtedness and other obligations of Franklin Resources' subsidiaries.

Information Concerning the Trustee

         The Bank of New York is the trustee, registrar, paying agent and conversion agent under the indenture. We may maintain deposit accounts and conduct other banking transactions with the trustee in the normal course of business.

Governing Law

         The indenture and the LYONs are governed by, and construed in accordance with, the law of the State of New York.

                          Description of Capital Stock

         The following summary description of provisions of our certificate of incorporation is qualified in its entirety by reference to the Delaware General Corporation Law and our certificate of incorporation, as amended, which is incorporated by reference herein.

         Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.10 per share, and 1,000,000 shares of preferred stock, par value $1.00 per share, issuable in one or more series from time to time by resolution of our board of directors.


         As of September 30, 2001, we had 260,797,545 shares of common stock and no shares of preferred stock issued and outstanding. Concurrently with the sale of the LYONs we repurchased 3 million shares. Our common stock is listed on the New York Stock Exchange, the Pacific Exchange and the London Stock Exchange.


         Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of any funds legally available for dividends. Holders of our common stock are also entitled, upon our liquidation, and after claims of creditors and preferences of any other class or series of our preferred stock outstanding at the time of liquidation, to receive pro rata our net assets.

         Holders of our common stock are entitled to one vote for each share that they hold and are vested with all of the voting power, except as our board of directors may provide in the future with respect to any class or series of our preferred stock that it may authorize in the future. Shares of our common stock are not redeemable and have no subscription, conversion or preemptive rights.

         Our board of directors has the authority to issue shares of preferred stock by resolution in one or more series of equal rank with such different series, designations, preferences and other relative participating, optional or other special rights, and qualifications, limitations and restrictions thereof, including the number of shares in each series, preferences upon liquidation or dissolution, dividend and conversion rights and rates, and redemption provisions of the shares constituting any class or series, without any further vote or action by the stockholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights or both.

         The transfer agent, registrar and dividend disbursing agent for our common stock is The Bank of New York.

Indemnification of Officers and Directors

         Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of the fact that he was a director, officer, employee or agent of the corporation or was serving at the request of the corporation, against liabilities, costs and expenses actually and reasonably incurred by him in his capacity as a director or officer or arising out of such action, if he acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful. No indemnification may be provided where the director, officer, employee or agent has been adjudged by a court, after exhaustion of all appeals, to be liable to the corporation, unless a court determines that the person is entitled to such indemnity.

         Delaware General Corporation Law also permits a corporation to relieve its directors from personal liability for monetary damages to the corporation or its stockholders for breaches of their fiduciary duty as directors except for
(i) a breach of the duty of loyalty, (ii) failure to act in good faith, (iii) intentional misconduct or knowing violation of law, (iv) willful or negligent violations of certain provisions of the Delaware General Corporation Law imposing certain requirements with respect to stock purchases, redemptions and dividends or (v) any transaction from which the director derived an improper personal benefit.

         In addition to the above described provisions, our certificate of incorporation relieves our directors from personal liability for a breach of fiduciary duty as a director as set forth in Section 102(b)(7) of the Delaware General Corporation Law.

         Our by-laws provide that our directors, officers, employees and agents who have been successful on the merits or otherwise in a civil or criminal action referred to the Delaware General Corporation Law shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred in connection therewith.

         It is our policy to enter into indemnification agreements with our directors, some of whom are also executive officers. The indemnification agreements provide for the prompt indemnification "to the fullest extent permitted by law," and the prompt advancing of attorneys' fees and all other costs, expenses and obligations paid or incurred by the indemnified person in connection with a Claim.

         A "Claim" consists of participation in any threatened, pending or completed action, or any inquiry or investigation that the indemnified person in good faith believes might lead to the institution of any such action, and must be related to the fact that the indemnified person is or was our director, officer, employee, agent or fiduciary or is or was serving at our request in such a capacity for another entity.

         Additionally, the indemnification agreements provide that if we pay an indemnified person pursuant to the indemnification agreements, we will be subrogated to the indemnified person's rights to recover from third parties.

         However, the indemnification agreements prohibit such indemnification
(i) in connection with any Claim initiated by the indemnified person against us or any of our directors or officers unless we have joined in or consented to the Claim or (ii) if our board of directors or other person or body appointed by our board of directors determines that such indemnification is not permitted under applicable law. In the event of such determination, the indemnified person agrees to reimburse us for all amounts that we have advanced to the indemnified person in respect of such indemnification.

         The indemnification agreements also provide that if there is a change in control of us, we will seek legal advice from special, independent counsel selected by the indemnified person and approved by us with respect to matters thereafter arising concerning rights of the indemnified person under the agreement. Additionally, the indemnification agreements provide that if there is a potential change in control, we will, upon written request of the indemnified person, fund a trust to satisfy expenses reasonably anticipated to be incurred in connection with a Claim relating to an indemnifiable event. We are not currently, or do we expect to be, subject to a change in control.

         We have purchased an insurance policy indemnifying our officers and directors and the officers and directors of our subsidiaries against claims and liabilities (with stated exceptions) to which they may become subject by reason of their positions with us as directors and officers.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS


General

         This is a summary of certain United States federal income tax considerations relevant to holders of LYONs. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes) or possible differing interpretations. The discussion below deals only with LYONs held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities, traders in securities electing to mark to market, tax-exempt entities, persons holding LYONs in a tax-deferred or tax-advantaged account, or persons holding LYONs, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes.

         We do not address all of the tax consequences that may be relevant to an investor in LYONs. In particular, we do not address:

         o the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of LYONs;

         o any state, local or foreign tax consequences of the purchase, ownership or disposition of LYONs; or

         o United States federal, state, local or foreign tax consequences of owning or disposing of our common stock.

         Consequently, you should consult your own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the LYONs arising under the laws of any other taxing jurisdiction.

         A U.S. Holder is a beneficial owner of the LYONs who or which is:

         o a citizen or individual resident of the United States, as defined in Section 7701(b) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code);

         o a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

         o an estate if its income is subject to United States federal income taxation regardless of its source; or

         o a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

Notwithstanding the preceding sentence, certain trusts in existence on August 20,1996, and treated as U.S. persons prior to such date, may also be treated as U.S. Holders. A Non-U.S. Holder is a beneficial owner of LYONs other than a U.S. Holder.

         No statutory, administrative or judicial authority directly addresses the treatment of the LYONs or instruments similar to the LYONs for United States federal income tax purposes. No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United States federal income tax consequences discussed below, and the IRS would not be precluded from taking contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

         We urge prospective investors to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the LYONs and our common stock in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Classification of the LYONs

         It is the opinion of special tax counsel, Weil, Gotshal & Manges LLP, that the LYONs are treated as indebtedness for United States federal income tax purposes and that the LYONs are subject to the special regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations). Pursuant to the terms of the indenture, we and each holder of the LYONs agree, for United States federal income tax purposes, to treat the LYONs as debt instruments that are subject to the CPDI regulations. The remainder of this discussion assumes such treatment for United States federal income tax purposes.

Accrual of Interest on the LYONs

         Pursuant to the CPDI regulations, a U.S. Holder of the LYONs is required to accrue interest income on the LYONs, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders are required to include interest in taxable income in each year in excess of the accruals on the LYONs for non-tax purposes and in excess of any contingent interest payments actually received in that year.

         The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the LYONs that equals:

         (1) the product of (i) the adjusted issue price (as defined below) of the LYONs as of the beginning of the accrual period; and
                  (ii) the comparable yield to maturity (as defined below) of the LYONs, adjusted for the length of the accrual period;

         (2)      divided by the number of days in the accrual period; and

         (3) multiplied by the number of days during the accrual period that the U.S. Holder held the LYONs.

         A LYON's issue price is the first price at which a substantial amount of LYONs are sold to investors, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a LYON is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of payments that were scheduled to have been made in accordance with our schedule of projected payments, described below (whether or not such payments were actually made in the scheduled amounts).

         The term "comparable yield" means the annual yield we would pay, as of the initial issue date, on a fixed rate, nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the LYONs. Weil, Gotshal & Manges LLP, counsel to our company, has advised us as to the factors to be taken into account in computing the comparable yield and in constructing our projected payment schedule described below. The projected payment schedule that we have constructed is based upon our determination that the comparable yield for the LYONs is 6.19% compounded semiannually. It is possible that the IRS could challenge the specific yield and projected payment schedule. The yield, if redetermined as a result of such a challenge, could be greater or less than the comparable yield provided by us, and the projected payment schedule (as defined below) could differ materially from the projected payment schedule we have provided. In such case, the taxable income of a holder arising from the ownership, sale, exchange, conversion or redemption of a LYON could be increased or decreased.

         The CPDI regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the LYONs. This schedule must produce the comparable yield. The projected payment schedule includes estimates for certain contingent interest payments and an estimate for a payment at maturity taking into account the conversion feature.

         The comparable yield and the schedule of projected payments will be set forth in the indenture. U.S. Holders may also obtain the projected payment schedule by submitting a written request for such information to: Franklin Resources, Inc., One Franklin Parkway, San Mateo, California 94403 Attention:
Leslie M. Kratter.

         Under the indenture, a U.S. Holder must, for United States federal income tax purposes, use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the LYONs.

         The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. Holder's interest accruals and adjustments thereof in respect of the LYONs for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the LYONs.

         Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the LYONs

         If, during any taxable year, a U.S. Holder receives actual payments with respect to the LYONs for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a "net positive adjustment" under the CPDI regulations equal to the amount of such excess. The U.S. Holder will treat a "net positive adjustment" as additional interest income for such taxable year. For this purpose, the payments in a taxable year include the fair market value of property (including our common stock) received in that year.

         If a U.S. Holder receives in a taxable year actual payments with respect to the LYONs for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a "net negative adjustment" under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder's interest income on the LYONs for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the LYONs during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.


         If a U.S. Holder were to purchase a LYON at a discount or premium to the adjusted issue price, the discount would be treated as a positive adjustment under the CPDI regulations and the premium would be treated as a negative adjustment under the CPDI regulations. The U.S. Holder must reasonably allocate the adjustment over the remaining term of the LYON by reference to the accruals of original issue discount at the comparable yield or to the projected payments. U.S. Holders should consult their own tax advisors regarding these allocations.


Sale, Exchange, Conversion or Redemption

         Generally, the sale or exchange of a LYON, or the redemption of a LYON for cash, will result in taxable gain or loss to a U.S. Holder. As described above, our calculation of the comparable yield and the schedule of projected payments for the LYONs includes the receipt of stock upon conversion as a contingent payment with respect to the LYONs. Accordingly, we intend to treat and you agree to treat, the receipt of our common stock by a U.S. Holder upon the conversion of a LYON, or upon the redemption of a LYON where we elect to pay in common stock, as a payment under the CPDI regulations. Under this treatment, conversion or such a redemption also would result in taxable gain or loss to the U.S. Holder. As described above, holders are generally bound by our determination of the comparable yield and the schedule of projected payments.

         The amount of gain or loss on a taxable sale, exchange, conversion or redemption would be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any of our common stock received, and (b) the U.S. Holder's adjusted tax basis in the LYON. A U.S. Holder's adjusted tax basis in a LYON will generally be equal to the U.S. Holder's original purchase price for the LYON, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments that have been previously scheduled to be made in respect of the LYONs (without regard to the actual amount paid). Gain recognized upon a sale, exchange, conversion or redemption of a LYON will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the LYON is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

         A U.S. Holder's tax basis in our common stock received upon a conversion of a LYON or upon a Holder's exercise of a put right that we elect to pay in common stock will equal the then current fair market value of such common stock. The U.S. Holder's holding period for the common stock received will commence on the day immediately following the date of conversion or redemption.

Constructive Dividends

         If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the LYONs, the conversion rate of the LYONs were increased, such increase might be deemed to be the payment of a taxable dividend to holders of the LYONs.

         For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the event of an extraordinary cash dividend is likely to result in deemed dividend treatment to holders of the LYONs, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock should not be so treated.

Treatment of Non-U.S. Holders

         Absent further guidance from the IRS, we intend to treat payments of contingent interest made to Non-U.S. Holders as subject to United States withholding tax. Therefore, we intend to withhold on such payments at a rate of 30%, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. A Non-U.S. Holder that is subject to the withholding tax should consult its own tax advisors as to whether it can obtain a refund for a portion of the withholding tax, either on the grounds that some portion of the contingent interest represents a return of principal under the CPDI regulations, or on some other grounds.

         All other payments on the LYONs made to a Non-U.S. Holder, including a payment in common stock pursuant to a conversion, and any gain realized on a sale or exchange of the LYONs (other than gain attributable to accrued contingent interest payments), will be exempt from United States income or withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, (ii) the statement requirement set forth in section 871(h) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below; (iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States and
(iv) our common stock continues to be actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the NYSE).

         The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a LYONs certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements.

         If a Non-U.S. Holder of the LYONs is engaged in a trade or business in the United States, and if interest on the LYONs is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States federal income tax on interest and on any gain realized on the sale or exchange of the LYONs in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder would be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such Holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Backup Withholding Tax and Information Reporting

         Payments of principal, premium, if any, and interest (including original issue discount and a payment in common stock pursuant to a conversion of the LYONs) on, and the proceeds of disposition or retirement of, the LYONs may be subject to information reporting and United States federal backup withholding tax at the rate of 31% if the U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amounts so withheld do not constitute a separate tax and will be allowed as a credit against such U.S. Holder's United States federal income tax liability.

Tax Event

         The modification of the terms of the LYONs by us upon a Tax Event as described in "Description of LYONs--Optional Conversion to Semiannual Coupon Note Upon Tax Event," would alter the timing of income recognition by the holders with respect to the semiannual payments of interest due after the option exercise date.

                             SELLING SECURITYHOLDERS

         The LYONs were originally issued by us and sold by Merrill Lynch, Pierce, Fenner & Smith Incorporated in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by Merrill Lynch to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the LYONs listed below and the common stock issued conversion, of such LYONs. When we refer to the "selling securityholders" in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders' interests.

         We are filing this registration statement pursuant to a registration rights agreement that we have entered into with Merrill Lynch whereby we agreed, at our expense, for the benefit of the holders, to file a shelf registration statement covering resale of the LYONs and the shares of common stock issuable upon conversion of the LYONs.

         The table below sets forth the name of each selling securityholder, the principal amount at maturity of LYONs that each selling securityholder may offer pursuant to this prospectus and the number of shares of common stock into which such LYONs are convertible. Unless set forth below, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

         We have prepared the table below based on the information given to us by the selling securityholders as of November 5, 2001. However, any or all of the LYONs or shares of common stock listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of LYONs or common stock that will be held by the selling securityholders upon consummation of any such sales. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their LYONs since the date as of which the information in the table is presented.

         Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements. From time to time, additional information concerning ownership of the LYONs and common stock may rest with certain holders thereof not named in the table below and of whom we are unaware.

                                             PRINCIPAL AMOUNT
                                              AT MATURITY OF
                                                   LYONS                                 NUMBER OF SHARES
                                               BENEFICIALLY             PERCENTAGE        OF COMMON STOCK          PERCENTAGE OF
                                              OWNED THAT MAY             OF LYONS           THAT MAY BE             COMMON STOCK
NAME:                                             BE SOLD              OUTSTANDING           SOLD (1)             OUTSTANDING (2)
-----                                             -------              -----------           --------             ---------------
Absolute Return Fund Ltd. ............          $ 2,500,000                 *                   23,401                   *
AFTRA Health Fund.....................              640,000                 *                    5,990                   *
ALPHA U.S. Sub Fund VIII, LLC.........            2,400,000                 *                   22,464                   *
Argent Classic Convertible Arbitrage
   Fund L.P...........................            5,102,000                 *                   47,756                   *
Argent Classic Convertible Arbitrage
   Fund (Bermuda) Ltd.................            5,000,000                 *                   46,802                   *
Argent LowLev Convertible Arbitrage
   Fund LLC...........................            1,000,000                 *                    9,360                   *
Aristeia International, Limited.......            9,000,000               1.03%                 84,243                   *
Aristeia Partners, L.P................            3,500,000                 *                   32,761                   *
Bank Austria Cayman Island, Ltd.......            5,500,000                 *                   51,482                   *
Bear, Stearns & Co. Inc...............           15,000,000               1.71%                140,406                   *
Black Diamond Capital I, Ltd..........            1,087,000                 *                   10,174                   *
Black Diamond Convertible Offshore LDC            3,026,000                 *                   28,324                   *
Black Diamond Offshore Ltd............            4,030,000                 *                   37,722                   *
Deephaven Domestic Convertible Trading
   Ltd................................           52,600,000               6.00%                492,357                   *
Deutsche Banc Alex Brown Inc..........           17,900,000               2.04%                167,551                   *
Double Black Diamond Offshore LDC.....           18,830,000               2.15%                176,256                   *
First Union International Capital
   Markets, Inc.......................           19,000,000               2.17%                177,847                   *
First Union Securities Inc............           15,000,000               1.71%                140,406                   *
Global Bermuda Limited Partnership....            5,500,000                 *                   51,482                   *
Highbridge International LLC..........           62,850,000               7.17%                588,301                   *
JMG Capital Partners LP...............            5,000,000                 *                   46,802                   *
JMG Triton Offshore FD LTD............            5,000,000                 *                   46,802                   *
KBC Financial Products USA Inc........              500,000                 *                    4,680                   *
Lakeshore International Ltd...........           22,500,000               2.57%                210,609                   *
Lexington (IMA) Limited...............            2,870,000                 *                   26,864                   *
Mainstay Convertible Fund.............            9,190,000               1.05%                 86,022                   *
Mainstay VP Convertible
   Portfolio..........................            2,420,000                 *                   22,652                   *
McMahan Securities Co. L.P............            5,000,000                 *                   46,802                   *
New York Life Separate Account #7.....            1,250,000                 *                   11,700                   *
Nomura Securities International Inc...           40,000,000               4.56%                374,416                   *
OZ Master Fund, Ltd. .................           63,630,000               7.26%                595,602                   *
Paloma Securities LLC.................            5,000,000                 *                   46,802                   *
Ramius Capital Group..................            1,500,000                 *                   14,040                   *
RCG Latitude Master Fund..............            3,000,000                 *                   28,081                   *
RCG Multi Strategy LP.................              400,000                 *                    3,744                   *
Royal Bank of Canada..................            4,000,000                 *                   37,441                   *
Salomon Smith Barney Inc..............           53,690,000               6.12%                502,559                   *
Tokai Asia Limited....................           28,000,000               3.19%                262,091                   *
UBS AG London Branch..................           35,000,000               3.99%                327,614                   *
White River Securities L.L.C..........           15,000,000               1.71%                140,406                   *
Wilmington Trust Company as Owner
   Trustee for Forrestal Funding
   Master Trust.......................           19,156,000               2.18%                179,307                   *



                                       38

Worldwide Transactions Ltd............            1,897,000                 *                   17,756                   *
Any other holder of LYONs or future
transferee, pledgee, donee or
successor of any holder (3) (4).......          306,032,000                34.90%            2,864,595                  1.10%

Total.................................       $  877,000,000               100.00%            8,209,071                  3.15%



*        Less than 1%

(1)      Assumes conversion of all of the holder's LYONs at a conversion rate of
         9.3604 shares of common stock per $1,000 principal amount at maturity of the LYONs. However, this conversion rate will be subject to adjustment as described under "Description of LYONs--Conversion Rights." As a result, the amount of common stock issuable upon conversion of the LYONs may increase or decrease in the future.
(2) Calculated based on 260,797,545 shares of common stock outstanding as of September 30, 2001. In calculating this amount, we treated as outstanding that number of shares of common stock issuable upon conversion of all of a particular holder's LYONs. However, we did not assume the conversion of any other holder's LYONs.
(3) Information about other selling securityholders will be set forth in prospectus supplements, if required.
(4) Assumes that any other holders of LYONs, or any future transferees, pledgees, donees or successors of or from any such other holders of LYONs, do not beneficially own any common stock other than the common stock issuable upon conversion of the LYONs at the initial conversion rate.

                              PLAN OF DISTRIBUTION

         We are registering the LYONs and shares of common stock covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the LYONs and the common stock covered by this prospectus.

         We will not receive any of the proceeds from the offering of LYONs or underlying common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the LYONs and common stock beneficially owned by them and offered hereby from time to time:

         o        directly; or

         o through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders or from the purchasers of the LYONs and common stock for whom they may act as agent.

         The LYONS and the common stock may be sold from time to time in one or more transactions at:

         o        fixed prices, which may be changed;

         o        prevailing market prices at the time of sale;

         o        varying prices determined at the time of sale; or

         o        negotiated prices.

         These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the LYONs or common stock offered by them hereby will be the purchase price of the LYONs or common stock less discounts and commissions, if any.

         The sales described in the preceding paragraph may be effected in transactions:

         o on any national securities exchange or quotation service on which the LYONs and common stock may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of the common stock;

         o        in the over-the-counter market;

         o in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

         o        through the writing of options.

         These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

         In connection with sales of the LYONS and the common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the LYONs and the common stock in the course of hedging their positions. The selling securityholders may also sell the LYONs and common stock short and deliver LYONs and the common stock to close out short positions, or loan or pledge LYONs and the common stock to broker-dealers that in turn may sell the LYONs and the common stock.

         To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the LYONs and the common stock by the selling securityholders. Selling securityholders may not sell any, or may not sell all, of the LYONs and the common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the LYONs and the common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

         The outstanding shares of common stock are listed for trading on the New York Stock Exchange and the Pacific Exchange.

         The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the LYONs or the common stock may be deemed to be "underwriters" within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the LYONs or the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions.

         The LYONs were issued and sold in May 2001 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchaser to be "qualified institutional buyers," as defined in Rule 144A under the Securities Act. We have agreed to indemnify the Initial Purchaser and each selling securityholder, and each selling securityholder has agreed to indemnify us, the Initial Purchaser and each other selling securityholder against specified liabilities arising under the Securities Act.

         The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the LYONs and the underlying common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the LYONs and the underlying common stock to engage in market-making activities with respect to the particular LYONs and the underlying common stock being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the LYONs and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the LYONs and the underlying common stock.

         We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earlier of:

         - the sale, pursuant to the registration statement to which this prospectus relates, of all the securities registered thereunder;

         - the expiration of the holding period applicable to the securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision; and

         - the sale to the public under Rule 144 of all the securities registered thereunder.

         Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions. In these cases, we may prohibit offers and sales of LYONs and common stock pursuant to the registration statement to which this prospectus relates.

                                  Legal Matters

         The validity of the LYONs and the shares of common stock issuable upon conversion of the LYONs will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York.

                             Independent Accountants

         Our financial statements as of September 30, 2000 and 1999 and for each of the years in the three-year period ended September 30, 2000, included in our Annual Report on Form 10-K for the year ended September 30, 2000, have been audited by PricewaterhouseCoopers LLP, independent accountants as set forth in their report thereon included herein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

            ---------------------------------------------------------

            ---------------------------------------------------------





                                  $877,000,000


                            Franklin Resources, Inc.

                      Liquid Yield Option(TM)Notes due 2031
                             (Zero Coupon - Senior)

                                       AND

                           COMMON STOCK ISSUABLE UPON
                             CONVERSION OF THE LYONS






                               ------------------



                    (TM)Trademark of Merrill Lynch & Co. Inc.



                                  -------------

                                   PROSPECTUS
                                November 6, 2001

                                  -------------



            ---------------------------------------------------------

            ---------------------------------------------------------